Mail Stop 3561

September 26, 2007

By U.S. Mail and facsimile to (585) 724-5700
Antonio M. Perez
Chairman and Chief Executive Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

> **Re:** **Eastman Kodak Company**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File no. 001-00087**

Dear Mr. Perez:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Summary/Introduction, page 32

1. While we note the peer group companies you reviewed for purposes of your long-term equity practices, the peer groups reviewed for other elements of compensation is unclear. Please identify all of the companies against which you benchmark your compensation. For example, either identify the companies included in the two national non-industry specific surveys used to establish compensation or tell us in your response why you believe your review of such surveys does not constitute benchmarking. In doing so, please indicate in your disclosure on page 33 that the committee's consultant provided information regarding the market competitiveness of each element of total direct compensation for each named executive officer. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Total Direct Compensation, page 33

3. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the compensation committee. Please provide sufficient analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Annual Variable Pay Plan, page 34

4. Please include a discussion of policies that you will apply on a going-forward basis. While your disclosure indicates that the compensation committee reviews and finalizes performance metric targets and baseline metrics in the first 90 days of each year, it does not appear that you have provided the disclosure required by Item 402(b) for your 2007 fiscal year. Please provide the disclosure required by Item 402(b) as appropriate with respect to compensation policies, plans or arrangements for your 2007 fiscal year. See the text of Securities Act Release 33-8732A, marked by footnote 86.

Bonuses Awarded for 2006 Performance, page 35

5. Your disclosure indicates that the committee refers to "performance metric targets" and "baseline metrics" in calculating annual variable pay. Please revise your disclosure to identify the baseline metrics that you considered in establishing compensation. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that you may exclude information under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with detailed supplemental analysis supporting your conclusion and discuss in your disclosure how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. In this regard, general statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation.

Long-term Variable Equity Incentive Compensation, page 36

6. Please analyze how you determined the amount of the awards under the stock option program, the leadership stock program and the executive performance share program. Provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the committee determined the specific payout amounts. Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. From an overall standpoint, please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

7. While we note that you do not have a set policy for determining the mix of the form of long-term variable equity incentives, please disclose how you determined the allocation between stock options and performance stock units for 2006. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) and (iv) of Regulation S-K.

Termination and Change-in-Control Arrangements, page 63

8. Please describe and explain how the appropriate payment and benefit levels are
    determined under the various circumstances that trigger payments or provision of
    benefits upon termination or a change in control. See Items 402(b)(1)(v) and
    402(j)(3) of Regulation S-K. Please disclose how these arrangements fit into your
    overall compensation objectives and affect the decisions you made regarding other
    compensation elements and the rationale for decisions made in connection with these
    arrangements.

        Please respond to our comments by October 26, 2007 or tell us by that time when
you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;

    •   staff comments or changes to disclosure in response to comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel